3/17

03007871

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise"

*CURRENT ADDRESS 62 Radyanska St.
Marganets, Dnipropetrovsk
oblast, 53400

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 34710 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ERS

DATE: 3/31/03

ATTACHMENT 4

[Translation from the Ukrainian language]

OJSC "Marganetsky Ore Mining and Processing Enterprise"

82-34710

AR/S

12-31-00

03 MAR 17 AM 7:21

2000 ANNUAL REPORT

of the OPEN JOINT STOCK COMPANY

"MARGANETSKY ORE MINING AND PROCESSING ENTERPRISE"

Marganets

ATTACHMENT 4

THE LIST OF DOCUMENTS WHICH FORM THE REPORT

Form code	Form description	Control amount
Regular information of issuers		
D_2 (n)	Title-page	791809603
D_3 (n)	Information on financial and business activities	2865586009
D_2	Basic data regarding the issuer	564331081
D_2 A	(20219883) Further information on legal [entities]	1074068688
D_2 A	(24423544) Further information on legal [entities]	2605109946
D_3	Data on securities of the issuer	2738697990
D_6	Description of business	2139137739
D_5	Information on property position, and financial and business [situation]	3415231291
D_6A	Description of business (textual part)	0
D_7	Accompanying letter	0
Financial reports		
ZV_R_GK1	2000 Report on money turnover (1)	1034516377
ZVIT_V_K	Report on equity capital	141446181
ZV_O_C_P	Report on issuance, sale and circulation of securities	818561619
PRIM_ZV	Notes to the annual report	55312538
FI_5	2000 – Balance sheet (1)	3911777265
F2_4	2000 – Report on financial results (1)	1957731816

The following materials are attached to the report:

No.	Description of a document	Name of a file containing a document
1.	Auditor conclusion prepared by AF "Kaupervud"	
2.	Copy of minutes of the general shareholders' meeting dated 12.01.01	
3.	"Invest Gazeta" [newspaper] No. 17 dated 24.04.01	

Chairman of the Management Kravchenko Pavlo Olexandrovych
[signature]
[seal] "__" ________ 20 ______

ATTACHMENT 4

Approved:

Chairman of the Management
of the OJSC "MGZK"
Data: "__" ________ 20 ______
[seal]

Kravchenko Pavlo Olexandrovych

Contact person regarding the issues of the report drawn up:

Position, department	Head of the Department on Activities with the Shareholders
Surname, name, patronymic	Demchenko, Yuri Victorovych
Long-distance code, telephone, fax	265 2-22-03 2-30-31
E-mail	actions@mgok.dp.ua

REPORT OF THE OPEN JOINT STOCK COMPANY
(ENTERPRISE – THE ISSUER OF BONDS)

Drawn up as of 1 January 2001

Issuer – OJSC "MGZK"

The report has been approved: ____________ (signature) ____________________ (surname, name, patronymic of the officer of the State Commission on Securities and Stock Market ["SCS"])

Date of approval of the previous report		Date of approval of the report	
The previous report was registered under the number		Registration number	4 - /
Control amount of the report	2874591175	Notes	

ATTACHMENT 4

The State Commission on Securities and Stock Market

the OJSC "MGZK"	00190911
(name of the issuer)	*(EDRPOU code)*

It is hereby evidenced that 2000 year report in electronic and paper forms attached hereto is properly filled in, and data contained in such report comply with actual situation.

Date of printout of the report: 16 March 2001

Control amount of the report: 2638481663

Chairman of the Management Kravchenko Pavlo Olexandrovych
[signature]
[seal] "__" ________ 20 _____

Information on financial and business activities published by the issuer in printed mass media means

Name of the issuer	Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise"
Code EDRPOU	00190911
Number of the state registration certificate of the issuer	00190011
Date of issuance of the state registration certificate	12/01/1996
Location (mailing address) of the issuer	62 Radyanska Street, Marganets, Dnipropetrovsk oblast, 53400
Long-distance code and telephone	265 2-22-03
Fax	2-30-31
E-mail	actions@mgok.dp.ua
Principal types of activities (code)	(name)
Mining and dressing of ore row materials	12120
Number of shareholders	15,257
Number of employees of the issuer as of the end of the period under report	6,599
Capital (UAH thousand)	54,156.4
Nominal value of a common share (UAH)	0.25
Number of common shares	216,625,600
Share of the common shares in the charter capital (%)	100.00
Number of preferred shares	
Share of the preferred shares in the charter capital (%)	
Aggregate value of the bonds to be repaid according to the nominal value (UAH thousand)	
Date of the last shareholders' meeting (for OJSC)	12 January 2001
Address at which it is possible to review annual report of the issuer	62 Radyanska Street, Marganets
Dividend payment commencement date (if any)	
Dividend payment closing date	
Interest under bonds payment commencement date	
Interest under bonds payment closing date	
Dividend payment terms and date, if any	

Legal entities rendering services to the issuer	Name	Location	License (permit) number
Registrar of the issuer	LLC "Slavutych-Reyestrator"	32 Naberezhna Peremohy, Dnipropertrovsk	162-p
Securities custodian	no data	no data	no data
Depository of the issuer	no data	no data	no data
Securities traders with which securities placement agreements were executed	no data	no data	no data
Legal entities authorized by the issuer to sell (purchase) its securities	no data	no data	no data
Auditors (auditing firms) rendering auditing services to the issuer	LLC auditing firm "Kaupervud"	15a Hohol Street, Dnipropetrovsk	AB 000031

ATTACHMENT 4

Basic indicators of financial and business activities		
Indicator description	Period	
	Under report	Previous
Net income (revenues) as result of sale of the products (goods, works, services) (UAH thousand)	400,358.0	83,994.0
Prime cost of the products (goods, works, services) sold (UAH thousand)	366,703.0	67,042.0
Net profit (losses) (UAH thousand)	12,037.0	-7,433.0
Non-working assets (UAH thousand)	298,592.0	340,369.0
Working assets (UAH thousand)	143,332.0	214,696.0
Long-term obligations (UAH thousand)	35,571.0	167,676.0
Current obligations (UAH thousand)	58,778.0	46,008.0
A portion of net profit allocated for payment of dividends on preferred shares (UAH thousand)		
Average annual number of common shares	216,625,600.0	216,625,600.0
Net profit distributed on one common share (UAH)	0.05557	
Dividends accrued on one common share (UAH)		
Aggregate amount of money spent by the issuer on re-purchase of shares within a period (UAH thousand)		
Amount of shares re-purchased by the issuer within a period (shares)		
Aggregate amount of money spent by the issuer on re-purchase of bonds within a period (UAH thousand)		
Amount of interest paid up on bonds (UAH thousand)		
Amount of bonds re-purchased by the issuer within a period		

BASIC DATA ON THE ISSUER

Identification details, location and means of communication of the issuer

Full name	Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise"
Abbreviated name	OJSC "MGZK"
Organizational and legal form	OPEN JOINT STOCK COMPANY
EDRPOU code	00190911
Territory code under KOATUU	054
Territory (oblast)	Dnipropetrovsk
District	
ZIP code	53400
Town	Marganets
Street, building	Radyanska 62 /
Long-distance code and telephone	265 2-22-03
Fax	2-30-31
E-mail	actions@mgok.dp.ua
WWW-address	

Information on state registration of the issuer

Certificate number	00190011
Date of issuance	12 January 1996
Issuing authority	EXECUTIVE COMMITTEE OF MARGANETS CITY COUNCIL
Registered charter capital (UAH)	54,156,400.00

Bank institutions servicing the issuer

Name of bank (bank department) servicing the issuer according to the principal current account	NF KB "PRIVATBANK"
MFO of bank	305891
Name of bank (bank department) servicing the issuer according to the hard currency account	NF KB "PRIVATBANK"
MFO of bank	305891

ZKGNG code	
12110	Mining and dressing of ore raw materials
12111	Deep mining of ferrous metal ores
12112	Digging of ferrous metal ores
12120	Mining and dressing of raw materials for metallurgy

ATTACHMENT 4

Information on licenses (permits) obtained for certain types of activities

Type of activities	License (permit) number	Date of issuance	Issuing state authority	Date of expiration of license (permit)
Customs and brokerage	1040A	11/11/1996	Customs committee	11/11/2001

Data on the issuer's incorporation to associations of enterprises

Name	Location (mailing address)
Associations:	
No data	No data
Corporations:	
No data	No data
Consortium:	
No data	No data
Concerns:	
No data	No data
Other associations according to industry, territorial and other principles	
No data	No data

Information on owners of registered securities of the issuer

Number of shareholders (founders) – legal entities	19
Portion of the shares held by legal entities out of aggregate number (percent) of such shares	96.35
Number of shareholders (founders) – individuals	15,238
Portion of the shares held by individuals out of aggregate number (percent) of such shares	3.65
Number of forms of certificates of securities ordered	7,000
including: - shares certificates	7,000
- bonds certificates	
Number of forms of securities certificates granted	3,000
including:	
- shares certificates	3,000
- bonds certificates	

Information on number of employees and their remuneration of labor

Indicators	Actually for a period
Average number of full-time employees (persons)	6,599
Average number of part-time employees (persons)	22
Number of employees working part-time (day, week) (persons)	
Payroll fund – in total (UAH thousand)	31,950.9

ATTACHMENT 4

Information on the issuer's officials

No.	Position	Full name	Year of birth	Educational degree	Managerial experience (years)	The firm and previously occupied position
1	Chairman of the Management	Kravchenko Pavlo Olexandrovych	1957	Higher	6	Head of the Human Resources Department of CB "PrivatBank"
2	Deputy Chairman of the Management	Krasnikov Valentyn Volodymyrovych	1965	Higher	2	Head of Cashing Department of CB "Privatbank"
3	Deputy Chairman of the Management	Zymnenko Volodymyr Mykolayovych	1947	Higher	6	Master of 9-10 mine of OJSC "MGZK"
4	Deputy Chairman of the Management	Kalutskyy Mykola Ivanovych	1953	Higher	3	Master of Machine shop of OJSC "MGZK"
5	Deputy Chairman of the Management	Fedan Tamara Volodymyrivna	1946	Higher	12	Head of Pricing Department of OJSC "MGZK"
6	Chief accountant	Dobrenkova Lidiya Hryhorivna	1958	Special secondary	5	OJSC "MGZK"
7	Head of Audit Commission	Chmona Lyubov Ivanivna	1966	Higher	5	Head of the Department of CB "Privatbank"
8	Head of Company's Supervisory Council	Novikov Tymur Yuriyovych	1966	Higher	3	Deputy Head of Board of CB "Privatbank"
9	Head of the Trade Union of OJSC "MGZK", member of the Supervisory Council of the Company	Buryak Anatolyy Ivanovych	1952	Higher	17	OJSC "MGZK"
10	Deputy Head of the Company's Supervisory Council	Tymshyn Vitalyy Ivanovych	1947	Higher	23	Head of the Management of "Privat Intertrading"
11	Member of Company's Supervisory Council	Ostanin Olexiy Petrovych	1953	Higher	11	Deputy Head of the Management of "Privat Intertrading"
12	Member of Company's Supervisory Council	Leonov Serhiy Vasylyovych	1965	Higher	9	Head of "Business-Invest"
13	Member of Company's Supervisory Council	Derishev Vyacheslav Volodymyrovych	1966	Higher	3	Head of Department of CB Privatbank"
14	Member of Company's Supervisory Council	Dementienko Olexandr Victorovych	1950	Higher	11	Vice President "Interpipe"
	Notes:					

None of the issuer's official has current convictions for acquisitive crimes or official malfeasances.

ATTACHMENT 4

Information on owners of 5% and more of the issuer's shares

Legal Entity	EDRPOU Code	Address	Date of recording to the register	A number of shares (items)	From the total number of shares (%)	A number of different types shares			
						Common registered shares	Common bearer shares	Preferred registered shares	Preferred bearer shares
Ulrich Limited	0	Cyprus	9 April 1999	18,457,963	8.52	18,457,963			
Occidental management c.o.ltd	0	Cyprus	12 January 2001	17,790,317	8.21	17,790,317			
CB "Privatbank"	14360570	50 Naberezhna Peremohy, Dnipropetrovsk	09 April 1999	52,980,284	24.26	52,980,284			
JSC "Ukrpolimetaly"	25639720	Pr. Chervonyh Kozakiv, Kyiv	09 April 1999	54,156,401	25.00	54,156,401			
St.John Trading	0	Cyprus	09 April 1999	20,579,412	9.50	20,579,412			
Varkedge Limited	0	Cyprus	26 January 2000	22,542,185	10.41	22,542,185			
Raffles Commodities	0	GB	09 April 1999	20,579,412	9.50	20,579,412			

Full name	Date of recording to the register	A number of shares (items)	From the total number of shares (%)	A number of different types shares			
				Common registered shares	Common bearer shares	Preferred registered shares	Preferred bearer shares
No data							
TOTAl:		207,085,974	95.40	207,085,974			

Information on the issuer's officials owning the issuer's shares

Position	Full name	Date of recording to the register	A number of shares (items)	From the total number of shares (%)	A number of different types shares			
					Common registered shares	Common bearer shares	Preferred registered shares	Preferred bearer shares
Deputy Chairman of the Management	Zymnenko Volodymyr Mykolayovuch	25 May 1998	3,000		3,000			
Chief Accountant	Dobrenkova Lidiya Hryhorivna	25 May 1998	2,000		2,000			
Deputy Chairman of the Management	Fedan Tamara Volodymyrivna	25 May 1998	2,160		2,160			
		TOTAL:	7,160		7,160			

Information on the most recent publication of the issuer's report

Periodical title	Invest Gazeta
Subscription Index	33782
Circulation	15,000
Date of publication	13 March 2001

Information on the General Shareholders' Meeting (for OJSC)

Type of general meeting	Regular	Extraordinary
		X
Place	Miners' Culture House, 1 pr. Lenina, Marganets	
Date	12 January 2001	
Quorum (%)	96.02	
Agenda	1. Change of the Registrar of owners of the Company's registered shares 2. Introduction of amendments to the statutory documents	

Agenda:

1. Change of the Registrar of owners of the Company's registered shares.
2. Introduction of amendments to the statutory documents.
3. Establishment of a subsidiary.
4. Increase of the charter fund by second issuance of shares.

Zymnenko V.M. – 0,014%, Dobrenkova L.G. –0,0009%, Fedan T.V. – 0,001%.

Information on dividends

Dividend payment register closing date (if paid)	
Dividend payment commencement date	
Dividend payment closing date	

Information on substantial facts which occurred within the year

Notice registration date	Brief description
	No data

There was no substantial changes in the Company's activity.

ATTACHMENT 4

Information on the Registrar

Name	LLC "Slavutych-Reyestrator"
Type	Limited Liability Company
EDRPOU Code	24423544
KOATUU Area Code	
Area (region)	Dnipropetrovsk
Raion	
Post index	49044
City	Dnipropetrovsk
Street, building	32 Naberezhna Peremohy
Intercity code and telephone	0562 36 0785
Fax	36 0786
E-mail	
WWW-address	
No. of Licence (permission) for this type of activity	162-3
Date of Licence issue	19 November 1996
State authority that issued the Licence	State Commission on Securities and Stock Market

ATTACHMENT 4

Information on the Auditors (Audit Firms), which provide audit services to the issuer

Name	LLC Audit Firm "Cowperwood"
Type	Limited Liability Company
EDRPOU Code	20219883
KOATUU Area Code	
Area (region)	Dnipropetrovsk
Raion	
Post index	49044
City	Dnipropetrovsk
Street, building	15a Hoholya street
Intercity code and telephone	0562 37 1976
Fax	47 1636
E-mail	root@cowperwood.dnepr.net
WWW-address	www.cowperwood.dnepr.net
No. of Licence (permission) for this type of activity	AB 000031
Date of Licence issue	24 February 1994
State authority that issued the Licence	Audit Chamber of Ukraine

ATTACHMENT 4

INFORMATION ON THE ISSUER'S SECURITIES

Information on issuances of shares

Issuance registration date	Issuance registration certificate number	State authority that registered the issuance	Type of shares	Form of issuance	Nominal value (UAH)	Number of shares (items)	Aggregate nominal value (UAH)	Share in the charter capital
3 December 1998	336/04/1/98	Dnipropetrovsk territorial department of the SCS	Common registered shares	documentary	0.25	216,625,600	54,156,400.00	100.00

Information on the issuer's bonds (for every outstanding issuance of bonds)

1. Interest-bearing bonds

Issuance registration date	Issuance registration certificate number	State authority that registered the issuance	Nominal value(UAH)	Number of bonds (items)	Form of issuance	Amount of issuance at nominal value (UAH)	Interest rate (%)	Payment interest term	Bond maturity date
	0	No data			No data			0	

2. Discount bonds

Issuance registration date	Issuance registration certificate number	State authority that registered the issuance	Nominal value(UAH)	Number of bonds (items)	Form of issuance	Amount of issuance at nominal value (UAH)	Bond maturity date
	0	No data			0		

3. Special-purpose (passive) bonds

Issuance registration date	Issuance registration certificate number	State authority that registered the issuance	Nominal value(UAH)	Number of bonds (items)	Form of issuance	Amount of issuance at nominal value (UAH)	Description of goods (services) secured by the issuance	Bond maturity date
	0	No data			0		0	

Information on other securities issued by the issuer (which issuance is subject to registration)

Issuance date	Type of shares	Volume of issuance	Amount of securities as of the date under (UAH)	Conditions of circulation and repayment

BUSINESS DESCRIPTION

Key factors which influence the issuer's activities

Group of factors	Problem description	An extent of influence on the issuer's activities			Predicted influencing changes
		Minor influence	Average influence	Significant influence	
Political	Formation of market economy		X		Market expansion
Financial and economic	Instability of finance and credit system and tax legislation			X	Decrease of products' prime costs, attracting of investments
Production and technological	Loss of mine quality, retirement of production facilities			X	Improvement of production technologies, renovation of technological equipment stock, increase of products quality
Social	Expenses for maintenance of social facilities		X		Transfer of social facilities to the communal property
Ecological					

ATTACHMENT 4

Information on the most influential competitors in the prime products

Product	Competitor	Country of competitor's origin	Degree of competition		
			Minor influence	Average influence	Significant influence
Manganese concentrate	Ordzhonikidzevsky GZK	Ukraine			X

Information on the prime products produced (services, provided) by the issuer

Product	Trade marks, under which products are distributed	Patent and other legal protection of products (inventions and licences, which are used in products)	TNZED Product code	Production unit	Production volume in actual units	Production volume in monetary units (UAH thousands)	Net income (proceeds) from realization for the period under report (UAH thous.)
Manganese concentrate	0	0	260200000	Thous. Tons	917.1	169,573.4	400,358.0
Other goods (services)							
TOTAL						169,573.4	400,358.0

Information on the source of raw materials and the main features of products (services) consumers and geographical distribution of consumers by regions of Ukraine and foreign markets

Product	Source of raw materials for production (Ukraine, CIS, abroad)	% in the total production volume		
		Ukraine	CIS and Baltic countries	Other foreign countries
Manganese ore	Ukraine, Marganets city	90.00	7.00	3.00
	TOTAL	90.00	7.00	3.00

INFORMATION ON THE PROPERTY STATUS AND BUSINESS ACTIVITIES OF THE ISSUER

Information on the issuer's fixed assets (at depreciated cost)

Fixed assets	Own fixed assets (UAH thous.)		Leased fixed assets (UAH thous.)		TOTAL fixed assets	
	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period
1. Used for production purposes:	280,674.0	271,137.0			280,674.0	271,137.0
- buildings	204,396.0	199,742.0			204,396.0	199,742.0
- machinery and equipment	69,892.0	62,781.0			69,892.0	62,781.0
- transport means	6,277.0	5,761.0			6,277.0	5,761.0
- other	109.0	2,853.0			109.0	2,853.0
2. Not used for production purposes:	19,408.0	2,476.0			19,408.0	2,476.0
- buildings	19,130.0	2,386.0			19,130.0	2,386.0
- machinery and equipment	45.0	85.0			45.0	85.0
- transport means						
- other	233.0	5.0			233.0	5.0
TOTAL	300,082.0	273,613.0			300,082.0	273,613.0
Explanation	No leased assets					

Information on the issuer's liabilities

Types of liabilities	Date of occurrence	Outstanding part of the debt (UAH thous.)	Interest for money usage (% annual)	Maturity date
Bank loans	X	44.0	X	X
Including: short-term loans	1 December 2000	44.0		1 January 2001
Liabilities under securities	X	3.0	X	X
Including: bonds (per each issuance)	X		X	X
under promissory notes (total)	X	3.0	X	X
under financial investment into corporate rights (per each type)	X		X	X
			X	
Tax liabilities	X	2,463.0	X	X
Financial assistance on return basis	X		X	X
Other liabilities	X	91,839.0	X	X
TOTAL	X	94,349.0	X	X

Information on written-off bad debts (for commercial banks)

Debts according to the nature of occurrence	Amount (UAH thous)
INTERBANK MARKET	
1. Loans and financial leasing, issued guarantees and deposits	
NON-INTERBANK MARKET	
2. Loans extended to state authorities	
3. Loans extended to subjects of commercial activity	
4. Loans extended to individuals	
TOTAL (1+2+3+4)	

BUSINESS DESCRIPTION
(textual part)

Brief history of the Company

OJSC "MGZK" has the source of its raw materials at Grushevsko-Basanska site of Nikopol manganese ore deposit. Industrial development of the site was started in 1885-86 by utilization of underground winning method, than in 1891 there was established Gorodyshchansky manganese mine, that is now MGZK.

All-Union trust "Nikopolmarganets" was established in 1934. Since Bogdanivsky open-cast mine was built in 1952, manganese ore has been extracted by both digging and underground winning on the territory of Grushevsko-Basanska site. Further on 8 mines and 3 open-cast mines joined "Nikopolmarganets" trust.

Marganetsky ore mining and processing enterprise was established in 1970 under the Order of the Ministry of Ferrous Metallurgy of the URSR on the basis of two ore departments – Grushevsky and the department named after 40th October anniversary. Currently manganese ore is extracted from 5 mines and 2 open-cast mines. Two processing factories of the enterprise were constructed for processing of raw ore and production of the concentrate.

In January 1996, state enterprise "Marganetsky ore mining and processing enterprise" was transformed into OJSC "MGZK".

Information on the issuer's structure

The organizational structure of OJSC "MGZK" is, mostly, determined by the following factors: conditions of production and implied technology, type of ownership of the enterprise.

OJSC "MGZK" comprises:
- 10 main production shops
- 14 service shops
- 23 departments
- 2 subsidiaries: 1) "Agropromtorg", which was established on the basis of nutrition department, agricultural department and pig-breeding station;
  2) TV radio station "MGZK-TV".

Description of accounting policy

Accounting is done according to the legislation of Ukraine.

Information on the main sorts of goods and services, which are produced or provided by the issuer

The list of possible output produced by the enterprise includes the following:

- manganese concentrate
- manganous clay
- clayey raw materials for production of claydite gravel
- manganese sulfur acid (solution)
- services of industrial nature (heat supply, consumer goods, production of building materials).

Information on the main markets and major clients

Nikopol and Zaporizhsky ferroalloy factories, as well as metallurgical enterprises are among the major consumers of manganese concentrate in Ukraine.

Information on characteristics of development of the industry, in which the issuer is involved

Among negative reasons linked with production peculiarities, first of all, the natural process of exhaustion of manganese ore deposits and retirement of production facilities, decrease of quality of ore and complication of their mining conditions shall be mentioned.

Internal reasons include critical ration of equipment wear, lack of floating funds for renovation of equipment and purchase of spares, deficient financial management, lack of replacement of retired facilities, low competitiveness of produced output.

Information on competition within the industry and peculiarities of products (services) of the issuer

Enterprise's competitor on the market of manganese concentrate producers is OJSC "Ordzhonikidzevsky GZK", which covers 60% of the market supply (leaving 40 % to OJSC "Marganetsky GZK").

Information on significant problems, which influence on the issuer's activities

Among the factors, which influence on the enterprise's production, first of all shall be mentioned:

- economic crisis in Ukraine as a result of transition to market economy
- instability of financial and credit system and mutual insolvency of economy participants
- imperfect of price-formation system and instability of tax legislation.

Information on facts of payment of fines and compensations for violations of the current legislation

There was no violation of the legislation.

Financial policy

Financial activities are covered by:

- organizational measures, that do not require financial expenses
- income allocation
- replenishment of floating funds of the enterprise from investments
- attraction of bank credit funds and other credits

Information on the value of the agreements executed but not performed

Signed agreements are performed in a timely manner.

Forecasts and plans

Tendency of setback in production of manganese concentrate, continued until 2000, has finished, shifting to increase in production from 2000. Since second quarter of 2000 ore volumes have been increasing from 1,625 thousands of tons till 1,864 thousands of tons.

Other information

ATTACHMENT 4

Addendum to the
Accounting Regulations (standards) 2

		CODES		
	Date (year, month, day)	2001	1	01
Company name: Open Joint Stock Company "Marganetsky Ore Mining And Processing Enterprise"	ERDPOU code	00190911		
Territory: Dnipropetrivsk	KOATUU code	054		
Title: COLLECTIVE	KFV code	20		
State authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED FOR	SPODU code	6024		
Industry: EXTRACTION AND PROCESSING OF NON-ORE RAW MATERIALS	ZKGNG code	12120		
Types of economic activities:	KVED code	13201		
Measure: UAH 1,000	Controlling amount			

Address 62 Radyanska str, Marganets, Dnirpopetrovsk region, 53400

BALANCE SHEET
As of 31 December 2000

Form No.1 DKUD code 1801001

Asset	Account number	At the beginning of year	At the end of reporting period
1	2	3	4
1. Non-working assets			
Intangible assets:			
residual value	010	106.0	74.0
initial value	011	454.0	370.0
depreciation	012	(348.0)	(296.0)
Uncompleted construction	020	33,001.0	22,208.0
Fixed assets: residual value	030	300,082.0	273,613.0
initial value	031	776,848.0	748,379.0
depreciation		(476,766.0)	(474,766.0)
Long-term financial investments: accounted using the method of participation in the capital of other enterprises	040		
Other financial investments	045	2,683.0	2,683.0
Long-term accounts receivable	050	4,497.0	14.0
Deferred tax assets	060		
Other non-working assets	070		

Goodwill under consolidation	075		
TOTAL under section I	080	340,369.0	298,592.0
II. Working assets			
Reserves: production reserves	100	15,376.0	20,068.0
breeding animals	110	182.0	
uncompleted construction	120	6,865.0	1,663.0
finished products	130	7,909.0	2,132.0
goods	140	274.0	479.0
Received promissory notes	150	16,730.0	551.0
Accounts receivable for goods, works, services			
Net selling value	160	15,921.0	64,886.0
Initial value	161	15,921.0	64,886.0
Reserve of doubtful debts	162	( )	( )
Accounts receivable under settlements: with budget	170	3,979.0	23,057.0
on granted advance payments	180	142,211.0	29,047.0
on accrued revenues	190		
from internal settlements	200		
Other current accounts receivable	210	857.0	968.0
Current financial investments	220	412.0	50.0
Cash and cash equivalents: National currency	230	3,819.0	87.0
Foreign currency	240		
Other working assets	250	161.0	344.0
TOTAL under section II	260	214,696.0	143,332.0
III. Future expenses	270	166.0	10.0
Balance	280	555,231.0	441,934.0

Liabilities	**Account number**	**At the beginning of year**	**At the end of year**
1	**2**	**3**	**4**

I. Equity capital			
Charter capital	300	54,156.0	54,156.0
Share capital	310		
Additionally contributed capital	320		
Other additional capital	330	273,873.0	280,545.0
Reserve capital	340		
Undistributed profit (uncovered loss)	350	-24,939.0	-12,902.0
Unpaid capital	360	( )	( )
Withdrawn capital	370	( )	( )
Cumulated currency difference	375		
TOTAL under section I	380	303,090.0	321,799.0
Minority share	385		
II. Security for Further Expenses and Payments			
Payments to personnel security	400	5.0	25.0
Other security	410		
	415		
	416		
Target financing	420	35,137.0	23,854.0
TOTAL under section II	430	35,142.0	23,879.0
III. Long-term liabilities			
Long-term bank loans	440	124,300.0	
Other long-term financial liabilities	450	700.0	
Deferred tax liabilities	460		
Other long-term liabilities	470	42,676.0	35,571.0
TOTAL under section III	480	167,676.0	35,571.0
IV. Current liabilities			
Short-term bank loans	500	1,186.0	44.0
Current indebtedness for long-term liabilities	510	355.0	355.0
Issued promissory notes	520	281.0	3.0
Accounts payable for goods, works, services	530	11,749.0	42,251.0
Current liabilities under settlements:			
on granted advance payments	540	80.0	2,191.0
with budget	550	5,965.0	2,463.0
with off-budget payments	560	1,231.0	126.0
for insurance	570	1,166.0	501.0
for labour remuneration	580	2587.0	1939.0
with participants	590		
Internal settlements	600	89.0	
Other current liabilities	610	21,319.0	8,905.0
TOTAL under section IV	620	46,008.0	58,778.0
V. Future income	630	3,315.0	1,907.0

ATTACHMENT 4

Balance	640	555,231.0	441,934.0

Director Kravchenko Pavlo Olexandrovych

Chief accountant Dobrenkova Lidiya Hryhorivna

ATTACHMENT 4

Addendum to the
Accounting Regulations (standards) 3

		CODES		
	Date (year, month, day)	2001	1	01
Company name: Open Joint Stock Company "Marganetsky Ore Mining And Processing Enterprise"	ERDPOU code	00190911		
Territory: Dnipropetrivsk	KOATUU code	054		
State authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED FOR	SPODU code	6024		
Industry: EXTRACTION AND PROCESSING OF NON-ORE RAW MATERIALS	ZKGNG code	12120		
Types of economic activities:	KVED code	13201		
Measure: UAH 1,000	Controlling amount			

FINANCIAL REPORT
For 2000

Form No.2 DKUD 1801003

I. FINANCIAL RESULTS

Account	Account number	For reported period	For previous period
1	2	3	4
Sales income (proceeds) (goods, works, services)	010	433,515.0	100,349.0
Value added tax	015	(28,850.0)	(16,355.0)
Excise tax	020	( )	( )
	025	( )	( )
Other income allocations	030	(4,307.0)	( )
Net sales income (proceeds) (goods, works, services)	035	400,358.0	83,994.0
Prime cost of products sold (goods, works, services)	040	(366,703.0)	(67,042.0)
Gross: income	050	33,655.0	16,952.0
loss	055	( )	( )
Other working income	060	11,517.0	8,870.0
Administrative expenses	070	(9,854.0)	(22,881.0)
Sales expenses	080	(4,907.0)	(1,493.0)
Other working expenses	090	(19,116.0)	(16,314.0)
Financial results from operating activity: income	100	11,295.0	
loss	105	( )	(14,866.0)

Interest income	110		
Other financial income	120	2,164.0	
Other income	130	41,195.0	7,437.0
Financial expenses	140	(552.0)	(4.0)
Interest losses	150	( )	( )
Other expenses	160	(42,065.0)	( )
Financial results from ordinary activity before taxation: income	170	12,037.0	
loss	175	( )	(7,433.0)
Income from ordinary activity tax	180		
Financial results from ordinary activity before taxation: income	190	12,037.0	
loss	195	( )	(7,433.0)
Extraordinary: income	200		
expenses	205	( )	( )
Extraordinary income tax	210		
Minority share	215		
Net: income	220	12,037.0	
loss	225	( )	(7,433.0)

II. ELEMENTS OF WORKING EXPENSES

Account	Account number	For reported period	For previous period
1	2	3	4
Material costs	230	309,527.0	38,067.0
Costs for salaries	240	32,302.0	15,935.0
Social payments	250	11,229.0	5,919.0
Depreciation cost	260	24,464.0	17,998.0
Other working costs	270	12,079.0	16,124.0
TOTAL	280	389,601.0	94,043.0

III. INDICES CALCULATION

Account	Account number	For reported period	For previous period
1	2	3	4
Average annual number of common shares	300	216,625,600	216,625,600
Corrected average annual			

number of common shares	310	216,625,600	216,625,600
Net income per each common share (UAH)	320	0.05557	
Corrected net income per each common share (UAH)	330	0.05557	
Dividends per each common share (UAH)	340		

Director Kravchenko Pavlo Olexandrovych
Chief accountant Dobrenkova Lidiya Hryhorivna

ATTACHMENT 4

Addendum to the
Accounting Regulations (standards) 4

		CODES
	Date (year, month, day)	2001 | 1 | 01
Company name: Open Joint Stock Company "Marganetsky Ore Mining And Processing Enterprise"	ERDPOU code	00190911
Territory: Dnipropetrivsk	KOATUU code	054
State authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED FOR	SPODU code	6024
Industry: EXTRACTION AND PROCESSING OF NON-ORE RAW MATERIALS	ZKGNG code	12120
Types of economic activities:	KVED code	13201
Measure: UAH 1,000	Controlling amount	

CASH FLOW REPORT
For 2000

Form No.3 DKUD Code 1801004

Account	code	For reported period		For previous period	
		Credit	Debit	Credit	Debit
1	2	3	4	5	6
I. Cash flow as a result of operating activity					
Profit (loss) from ordinary activity before taxation	010	12,037.0			7,433.0
Adjustments for: depreciation of non-working assets	020	24,464.0	X	17,998.0	X
Decrease (increase) of security	030				
Loss (profit) from unsold currency difference	040				67.0
Loss (profit) from non-operating activity	050		1,294.0		7,370.0
Expenses for payment of interest	060	552.0	X	4.0	X
Profit (loss) from operating activity prior to changes in net current assets	070	35,759.0		3,132.0	
Increase (decrease): working assets	080		474,909.0	14,290.0	162,908.0
Future expenses	090	156.0			12.0
Increase (decrease): Current liabilities	100	437,269.0		1,856.0	79,633.0
Future profit	110		1,408.0	60.0	
Cash from operating activity	120		3,133.0		223,215

					.0
Paid: interest	130	X	511.0	X	4.0
Profit taxes	140	X		X	
Net cash flow prior to extraordinary events	150		3,644.0		223,219.0
Cash flow from operating events	160				
Net cash flow from operating activity	170		3,644.0		223,219.0
II. Cash flow as a result of investment activity					
Sale: Financial investments	180		X		X
Non-working assets	190		X	48.0	X
Property complexes	200		X		X
Received: interest	210		X		X
dividends	220		X		X
Other income	230		X		X
Purchase: Financial investments	240	X		X	
Non-working assets	250	X	104.0	X	
Property complexes	260	X		X	
Other payments	270	X		X	
Net cash flow prior to extraordinary events	280		104.0	48.0	
Cash flow from extraordinary events	290				
Net cash flow from investment activity	300		104.0	48.0	
III. Cash flow as a result of financial activity					
Own capital income	310		X		X
Received loans	320	1,201.0	X		X
Other income	330	3.0	X	219,003.0	X
Repayment of loans	340	X	1,188.0	X	
Paid dividends	350	X		X	
Other payments	360	X		X	
Net cash flow prior to extraordinary events	370	16.0		219,003.0	
Cash flow from extraordinary events	380				
Net cash flow from financial activity	390	16.0		219,003.0	
Net cash flow for reported period	400		3,732.0		4,168.0

ATTACHMENT 4

Balance at the beginning of year	410	3,819.0	X	7,978.0	X
Influence of currency rates changes on balance of funds	420				
Balance at the end of year	430	87.0	X	3,810.0	X

Director Kravchenko Pavlo Olexandrovych

Chief accountant Dobrenkova Lidiya Hryhorivna

ATTACHMENT 4

Addendum to the
Accounting Regulations (standards) 5

	CODES
Date (year, month, day)	2001 1 01
ERDPOU code	00190911
KOATUU code	054
SPODU code	6024
ZKGNG code	12120
KVED code	13201
Controlling amount	

Company name:
Open Joint Stock Company "Marganetsky Ore Mining And Processing Enterprise"
Territory: Dnipropetrivsk
State authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED FOR
Industry: EXTRACTION AND PROCESSING OF NON-ORE RAW MATERIALS
Types of economic activities:
Measure: UAH 1,000

Own Capital Report
For 2000

Form No.4

DKUD Code 1801005

Account	Code	Charter capital	Share capital	Additionally invested capital	Other additional capital	Reserve capital	Undivided income	Unpaid capital	Withdrawn capital	TOTAL

ATTACHMENT 4

1	2	3	4	5	6	7	8	9	10	11
Balance at the beginning of year	010	54,156.0			273,873.0		-24,939.0			303,090.0
Adjustment: Change of accounting policy	020									
Correction of errors	030									
Other changes	040									
Balance adjusted at the beginning of year	050	54,156.0			273,873.0		-24,939.0			303,090.0
Revaluation of assets: Additional valuation of fixed assets	060				6,740.0					6,740.0
Allowance of fixed assets	070	( )	( )	( )	( )	( )	( )	( )	( )	( )
Additional valuation of uncompleted construction	080									
Allowance of uncompleted construction	090	( )	( )	( )	( )	( )	( )	( )	( )	( )

ATTACHMENT 4

Additional valuation of intangible assets	100									
Allowance of intangible assets	110	( )	( )	( )	( )	( )	( )	( )	( )	( )
	120									
Net income (loss) for reported period	130						12,037.0			12,037.0
Revenue sharing: Payments to owners (dividends)	140						( )			( )
Income allocation to charter capital	150						( )			( )
Allocation to reserve capital	160						( )			( )
	170									
Participants' contributions: contributions to capital	180									
Repayment of indebtedness from capital	190							( )		( )
	200									

Withdrawal of capital: redemption of shares	210										
Resale of bought out shares	220										
Annulment of bought out shares	230	( )									( )
Withdrawal if the participation interest from the capital	240	( )									( )
Decrease of nominal share value	250	( )									( )
Other changes in capital: Outstanding losses write-off	260					( )					( )
Assets received free of charge	270				-68.0						-68.0
	280										
TOTAL changes in capital	290				6,672.0	( )	12,037.0				18,709.0
Balance at the	300	54,156.0			280,545.0		-12,902.0				321,799.0

ATTACHMENT 4

end of year										

Director Kravchenko Pavlo Olexandrovych
Chief accountant Dobrenkova Lidiya Hryhorivna

ATTACHMENT 4

STATE STATISTIC REPORT

CODES										
Document forms under DKUD	EDRPOU identification code	Of territories under SPATO	Industries under ZKGNG	Types of economic activities under KVED	Ownership forms under KFV	Organiz. Legal form of business activities under KOPFG	Ministries, departments, associations, concerns under SPODU	EDRPOU identification code		Control sum
1	2	3	4	5	6	7	8	9	10	11
	00190911	054	12120	13201	20		6024			

Ministry, department, concern, association
OPEN JOINT STOCK COMPANY, EXTABLISHED FOR
Organization
Open joint stock company "Marganetsky Ore Mining and Processing Enterprise"
Address
62 Radyanska str., Marganets, Dnipropetrovsk region 53400
Ownership form
COLLECTIVE PROPERTY
Type of activity
EXTRACTION AND PROCESSING OF NON-ORE RAW MATERIALS

Form No. 2-B urgent (quarter, annual)
Approved by Order of the Ministry of Statistics of Ukraine No.190
Dated 9 July 1997

ATTACHMENT 4

To be submitted by all unions, enterprises, banks, insurers and other organizations to statistics authority domiciliary (except for organizations financed from the state budget). Quarter report is to be submitted not later than 21st day of the month after a quarter under report. Annual report to be submitted on 8 February.

REPORT ON ISSUANCE, SALE AND CIRCULATION OF SECURITIES
for January-December 2000

Part I. Issue and placement of securities by the issuer

	Account number	At the beginning of year	Issued within reported period	TOTAL	Placed at the beginning of year			
					TOTAL	Including		
						Legal entities	Individuals	Foreign investors
A	B	1	2	3	4	5	6	7
TOTAL	010	54,437		54,437	54,437	52,460	1,977	
Including: Shares	020	54,156		54,156	54,156	52,179	1,977	
Out of them: - common	021	54,156		54,156	54,156	52,179	1,977	
- preferred	022							
Bonds	030							
Out of them: - state loans	031							
- corporate	032							
Treasury obligations	040							
Saving certificates (deposit)	050							

Promissory notes	060	281		281	281	281		
Other securities	070							
For information: Charter fund at the beginning of year	080	54,156	X	X	X	X	X	X
At the end of reported period	090	54,156	X	X	X	X	X	X

	Code	Placed in the reported period for the first time				Securities placed in general			
		Total	including			Total	Including		
			Legal entities	individuals	Foreign investors		Legal entities	Individuals	Foreign investors
A	B	8	9	10	11	12	13	14	15
TOTAL	010					54,437	52,460	1,977	
Including: Shares	020					54156	52179	1977	
Out of them: - common	021					54,156	52,179	1,977	
- preferred	022								
Bonds	030								
Including: - state loans	031								
- corporate	032								

Treasury obligations	040								
Saving certificates (deposit)	050								
Promissory notes	060					281	281		
Other securities	070								

Part II. Securities circulation

		Own securities of the issuer								
		Available securities at the beginning of the year and issued	TOTAL of placed securities		Bought out for reported period	Repeatedly sold for reported period		Paid for reported period	Remains of non-placed securities at the end of reported period	Dividends and interest, paid in reported period
			Total	Including, private privatization accounts		Total	Including, private privatization accounts			
A	B	1	2	3	4	5	6	7	8	9
TOTAL	100	71,167	54,156			16,457			554	
Including: Shares	110	54156	54156							
Out of them: - common	111	54,156	54,156							
- preferred	112									
Bonds	120									
Out of them: - state loans	121									
- corporate	122									
Treasury obligations	130									

Saving certificates (deposit)	140									
Promissory notes	150	17,011				16,457			554	
Other securities	160									

ATTACHMENT 4

		Other issuers' securities					
		Remains at the beginning of year	Purchased in reported period		Sold for reported period	Remains at the end of year	Dividends, interest, received in reported period
			Total	Including, private privatization accounts			
A	B	10	11	12	13	14	15
TOTAL	100	16,730			16,179	551	
Including: Shares	110						
Out of them: - common	111						
- preferred	112						
Bonds	120						
Out of them: - state loans	121						
- corporate	122						
Treasury obligations	130						
Saving certificates (deposit)	140						
Promissory notes	150	16,730			16,179	551	
Other securities	160						

ATTACHMENT 4

Part III. Volume of mutual investments in the form of securities

	Code	Resident-issuer's securities with non-residents				
		Remains of non-residents at the beginning of year	Purchased by non-residents for reported period	Redeemed from non-residents by resident-issuer within reported period	Remains of non-residents at the end of reported period	Dividends and interest, paid to non-residents in reported period
A	B	1	2	3	4	5
Total	170					
Including: Shares	180					
Bonds	190					
Treasury obligation	200					
Saving certificates (deposit)	210					
Promissory notes	220					
	230					
	240					
	code	Non-residents' securities with resident				
		Remains of residents at the beginning of year	Purchased by residents for reported period	Redeemed from residents within reported period	Remains of residents at the end of reported period	Dividends and interest, paid to residents in reported period
A	B	1	2	3	4	5
Total	170					
Including: Shares	180					
Bonds	190					

Treasury obligation	200					
Saving certificates (deposit)	210					
Promissory notes	220					
	230					
	240					

There was no any issuance, sale or circulation of securities for the reported period.

15 March 2001 Director Kravchenko Pavlo Olexandrovych

Demchenko Yuriy Victorovych
(executor) Chief Accountant Dobrenkova Lidiya Hryhorivna

ATTACHMENT 4

Approved by Order No.302
of the Ministry of Finance of Ukraine
of 29 November 2000

		CODES
	Date (year, month, day)	2001 / 1 / 01
Company name:		
Open Joint Stock Company “Marganetsky Ore Mining And Processing Enterprise”	ERDPOU code	00190911
Territory: Dnipropetrivsk	KOATUU code	054
Title: COLLECTIVE	KFV code	20
State authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED FOR	SPODU code	6024
Industry: EXTRACTION AND PROCESSING OF NON-ORE RAW MATERIALS	ZKGNG code	12120
Types of economic activities:	KVED code	13201
Measure: UAH 1,000	Controlling amount	

Address 62 Radyanska str, Marganets, Dnirpopetrovsk region, 53400

NOTES TO ANNUAL FINANCIAL STATEMENT
for 2000

Form No. 5 Code under DKUD 1801008

I. Intangible assets

ATTACHMENT 4

Groups of intangible assets	Account code	Amount of balance as of the beginning of year		Received per year	Reevaluation (plus-evaluation, minus-evaluation)		Replaced per year		Accrued depreciation per year	Losses on decrease of useful life per year	Other changes per year		Amount of balance at the end of year	
		Initial value	depreciation		Initial value	depreciation	Initial value	depreciation			Initial value	depreciation	Initial value	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Natural resources use rights	010	11.0	2.0						2.0				11.0	4.0
Property use rights	020													
Rights to trademarks	030	434.0	340.0				81.0	81.0	26.0				333.0	286.0
Industrial property titles	040													
Copyright and contiguous rights	050													
Goodwill	060													
Other intangible assets	070	9.0	6.0				3.0		1.0				6.0	6.0
TOTAL	080	454.0	348.0				84.0	81.0	29.0				370.0	296.0

Column 14 account 080	cost of intangible assets, subject to any restrictions of title	(081)
	cost of pledged intangible assets	(082)
	cost of intangible assets created by the company	(083)
Column 5 account 080	cost of intangible assets, received on appointments	(084)

ATTACHMENT 4

II. Fixed assets

Groups of fixed assets	Code	Amount of balance as of the beginning of year		Received per year	Reevaluation (plus-evaluation, minus-evaluation)		Replaced per year		Accrued depreciation per year	Losses on decrease of useful life per year	Other changes per year		Amount of balance at the end of year		including			
		Initial value	depreciation		Initial value	depreciation	Initial value	depreciation			Initial value	depreciation	Initial value	depreciation	received under financial lease	remised under operating lease	Initial value	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land plots	100																	
Capital expenses for land improvement	110																	
Buildings and facilities	120	499,960.0	276,671.0	464.0	5,130.0		40,009.0	22,537.0	9,565.0				465,545.0	263,699.0			3,156.0	2,029.0
Machinery and equipment	130	252,122.0	182,185.0	2,344.0	1,443.0		6,769.0	5,958.0	10,047.0				249,140.0	186,274.0			491.0	366.0
Transport	140	23,762.0	17,324.0	384.0	159.0		1,360.0	1,337.0	1,056.0				22,945.0	17,043.0			534.0	394.0
Implements, devices and inventory (furniture)	150	978.0	561.0	133.0	8.0		58.0	57.0	79.0				1,061.0	583.0			1.0	1.0
Draught	160																	
Perennials	170	2.0	1.0										2.0	1.0				
Other fixed assets	180																	

ATTACHMENT 4

Library stocks	190	24.0	24.0	5.0					4.0				29.0	28.0				
Low-value non-working tangible assets	200			2,044.0			2,529.0	2,529.0	3,684.0				9,657.0	7,138.0				
Temporary (non-title) facilities	210																	
Natural resources	220																	
Inventory container	230																	
Rented items	240																	
Other non-working tangible assets	250																	
TOTAL	260	776,848.0	476,766.0	5,374.0	6,740.0		50,725.0	32,418.0	24,435.0		101,42.0	5,983.0	748,379.0	474,766.0			4182.0	2780.0

column 14 account 260	cost of fixed assets, subject to certain restrictions of title, envisaged by the legislation	(261)
	cost of pledged fixed assets	(262)
	residual cost of fixed assets, which are currently not in use (reconstruction, conservation etc.)	(263) 23,145.0
	residual cost of fixed assets, redeemed for sale	(264)
	original cost of fully depreciated fixed assets	(265) 52,438.0
column 5 account 260	cost of fixed assets, purchased on appointments	(266)
	cost of fixed assets under operative lease	(267) 2,066.0

III. Capital Investment

Account	Code	Per year	At the end of year
1	2	3	4
Capital construction	280	2,873.0	20,423.0

Purchase (production) of fixed assets	290		
Purchase (production) of other non-working tangible assets	300		
Acquirement (creation) of intangible assets	310	89.0	106.0
Formation of the main bevy	320		16,79.0
Others	330		
TOTAL	340	2,962.0	22,208.0

IV. Financial investments

Account	Account number	Per year	At the end of year	
			long-term	current
1	2	3	4	5
A. Financial investments by interest method in:				
Associated enterprises	350			
Subsidiaries	360			
Joint activity	370	2,683.0		
B. Other financial investments				
Shares in charter capital of other enterprises	380			
Stocks	390			
Bonds	400			
Others	410			50.0
TOTAL (A+B)	420	2,683.0		50.0

Column 4 account 045 — Other long-term financial investments are displayed:

in prime cost (421) 2,683.0
in fair cost (422)
in depreciated cost (423)

Column 4 account 220 — Current financial investments are displayed:

in prime cost	(424) 50.0
in fair cost	(425) 50.0
in depreciated cost	(426)

V. Profits and losses

Account	Account number	Profits	Losses
1	2	3	4
A. Other operating profits and losses			
Operating lease of assets	440	149.0	148.0
Operating difference of exchange	450	8.0	
Realization of other working assets	460	2,617.0	2,070.0
Penalties, fines	470	3.0	150.0
Maintenance of housing and social objects	480	28.0	1,137.0
Other operating profits and losses	490	8, 712.0	15,611.0
B. Profit and loss from interest under investments in:			
Associated enterprises	500		
Subsidiaries	510		331.0
Joint activity	520		
C. Other financial profits and losses			
Dividends	530		x
Interest	540	x	549.0
Financial lease of assets	550		
Other financiai losses and profits	560	2,164.0	3.0

D. Other profits and losses			
Realization of financial investments	570		
Realization of non-working assets	580	39,038.0	38,943.0
Realization of property complexes	590		
Non-operating difference of exchange	600	861.0	
Free received assets	610	1,296.0	x
Non-working assets write-off	620	x	3,122.0
Other profits and losses	630	33,023.0	32,753.0

Barter of products (goods, services, labor) (631) 1,089.0

Profit share from realization of products (goods, services, labor) under barter contracts with affiliated parties (632) %

VI. Cash and cash equivalents

Account name	Account number	At the end of year
1	2	3
Cash on hand	640	15.0
Current bank account	650	
Other bank accounts (bills of credit, cheques)	660	63.0
Cash on the way	670	
Cash equivalents	680	9.0
TOTAL	690	87.0

column 4 account number 070 Cash with limited usage (691)

VII. Secured accounts

Types of secured	Account	Security remains at	Gain of secured accounts	Security funds,	Unused security	Amount of	Security remains

ATTACHMENT 4

accounts	number	the beginning of year	creation of securities	Addition allocations	used per year	funds, reversed during the reported period	expected reimbursement of expenses from another party, considered for evaluation of secured accounts	at the end of year
1	2	3	4	5	6	7	8	9
Security for employees vacations	710							
Security for future expenses for additional pension insurance	720							
Security for future settlement of guaranteed obligations	730							
Security of future expenses for restructuring	740							
Security for future expenses under onerous contracts	750							
	760	5.0	30.0		10.0			25.0
	770		1,441.0		1,441.0			
TOTAL	780	5.0	1,471.0		1,451.0			25.0

VIII. Reserves

Account name	Account number	Par value at the end of year	Reevaluation per year	
			Increase of net costs of realization*	Adjustment
1	2	3	4	5
Raw materials and materials	800	9,928.0		65.0
Purchasing semiraw materials and component products	810			
Fuel	820	2,647.0		
Containers and container materials	830	46.0		
Construction materials	840	253.0		
Duplicate	850	6,262.0		
Agricultural materials	860	101.0		
Growing and greased animals	870			
Low-valued and quick-wearing items	880	831.0		
Production in progress	890	1,663.0		
Finished products	900	2,132.0		
Goods	910	479.0		
TOTAL	920	24,342.0		65.0

Column 3 account number 920 Par value cost of reserves:

accounted in net cost of realization (921)
submitted for remake (922) 68.0
pledged (923) 921.0
submitted for commission (925)

Assets on safekeeping -- account 02

* shall be calculated according to para 28 of the Accounting standard 9 "Reserves"

ATTACHMENT 4

IX. Accounts receivable

Account name	Account number	TOTAL at the end of year	i.e. within delinquency terms		
			up to 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, services, labor	940	64,886.0	54,395.0	4,561.0	5,930.0
Other current accounts receivable	950	968.0	968.0	10.0	

Dead loans that were wrote-off during the reported year (951) 2,980.0

X. Shortages and losses for spoilage

Account name	Account number	Amount
1	2	3
Disclosed (write-off) during the year	960	80.0
Recognized as debt of guilty people during the reported period	970	31.0
Amount of shortages and losses under consideration (off-balance account)	980	16.0

Director ________________ Kravchenko Pavlo Olexandrovych

Chief accountant ________________ Dobrenkova Lidiya Hryhorivna